December 29, 2017

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Laura Nicholson Special Counsel Office of Transportation and Leisure
Tonya K. Aldave

Re:	EnerJex Resources, Inc.
Amendment No. 1 Registration Statement on Form S-4 Filed November 30, 2017 File No. 333-221717

Dear Ms. Nicholson:

On behalf of EnerJex Resources, Inc. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the S-4 filing as transmitted by a letter dated December 19, 2017 (the “Comment Letter”) to Louis G. Schott, Interim Chief Executive Officer of the Company. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the S-4 Filing (the “Amended S-4 Filing”) reflecting changes in response to your comments is being filed today via the Commission’s EDGAR system.

General

1.       Please include a preliminary proxy card with your next amendment. Refer to Exchange Act Rule 14a-6.

Response:       We have included a preliminary proxy card per the Staff’s request.

2.       Please revise to clarify whether you are registering the offer and sale of EnerJex Resources, Inc. common stock to the AgEagle Aerial Systems, Inc. shareholders in connection with the merger. We note your disclosure on page 12 that shares to be received by AgEagle shareholders will not be registered and are restricted. On page 119, however, you state that you have filed a registration statement on Form S-4 to register certain merger consideration that you will issue to AgEagle’s shareholders in the merger. If you are not registering such transaction, please clarify in your response why you are using Form S-4 in connection with the transactions identified in your calculation of fee table. Refer to General Instruction A.1 of Form S-4.

Response:       We have revised the disclosure on page 119 to delete the reference to registering certain shares to the AgEagle shareholders.

The shares we are registering relate to the dividends to be issued to the holders of EnerJex’s Series A Preferred Stock, as well as the shares of common stock to be issued to such holders upon the conversion of such preferred stock. The issuance of these securities and the amendment of the company’s Certificate of Designation is conditioned upon approval of the Series A Preferred Stockholders and is an integral condition to closing the merger. We contend that the registration on Form S-4 is appropriate, as this involves effectively a reclassification of Series A Preferred Stock into EnerJex common stock effective only on and as a condition to the consummation of the merger. This will be set forth in the Certificate of Designation for the Series A Preferred Stock.

3.       Please include information required by Item 5 of Schedule 14A for AgEagle Aerial Systems, Inc. In addition, please disclose information required by Item 402 of Regulation S-K for the surviving company. Refer to Item 18 of Form S-4.

Response:       We have included information required by Item 5 of Schedule 14A for AgEagle and the information required by Item 402 of Regulation S-K for the combined company.

4.       Please provide us with copies of the “board books” and any other materials prepared by your financial advisor. Such materials should include all presentations made by the financial advisors.

Response:       Per discussion with Senior Counsel at the Commission on December 28, 2017, we have sent to the Staff via overnight courier all board books and other materials prepared by EnerJex’s financial advisors.

5.       Your description of the EnerJex proposals in your table of contents does not appear to be consistent with the proposals described in the notice to shareholders on page 3. Please revise or advise.

Response:       We have revised the table of contents to be consistent with the notice to shareholders.

6.       We note your disclosure that the relative post-merger ownership percentages described on page 19 do not include shares of common stock that may be issued in connection with the conversion of your Series B Preferred Stock and Series C Preferred Stock, and also do not include any additional shares which may be issued in connection with your closing obligation to provide up to $4 million in new working capital and the elimination of all liabilities currently on your balance sheet. Please describe the relevant post-merger ownership percentages on a fully diluted basis. In addition, please address how the exchange agreement with Agribotix will impact these relative ownership percentages.

Response:       We have revised the disclosure throughout the filing to provide the relevant post-merger ownership percentages on a fully diluted basis. The Agribotix exchange agreement will not affect the relative ownership percentages, as it will only dilute current AgEagle shareholders on a pre-merger closing basis. Additional disclosure has been added to address this.

7.       We note your disclosure that the merger agreement contains certain termination rights. Please briefly describe the termination rights.

Response:       We have revised the disclosure to describe the termination rights.

8.       Please explain how “a minimum of $4 million in new equity capital” has “pre-money valuation of between $16 million and $25 million.” In addition, please explain how you plan to use the proceeds from the private placement.

Response:       We have added disclosure with respect to the amount and valuation of the $4 million funding, and the use of proceeds thereof. The pre-money valuation previously described related to a price range in which the investor could invest its capital; however, since this term and others are yet to be finalized, we have removed that confusing language.

9.       We note that you have provided the selected historical financial data of EnerJex Resources, Inc. on page 23. Please revise to also disclose the selected historical financial data of AgEagle Aerial Systems, Inc., as required by Part 1A. Item 3(d) of Form S-4. Also, please revise the pro forma information on page 24 to be consistent with the revised supplemental pro forma financial statements.

Response:       We have added selected historical financial data for AgEagle, and revised disclosure to make the pro-forma information consistent.

10.       Please disclose in this section the amount of the Series A Preferred Stock accrued dividend and additional number of shares you expect to issue in satisfaction of this accrued dividend.

Response:       We have revised the disclosure to include the amount of accrued dividends and the amount of shares required to satisfy the accrued dividend obligation.

11.        Please include risk factor disclosure regarding the going concern issues identified in the auditor’s reports for EnerJex and AgEagle.

Response:       We have added a risk factor about the going concern issues.

12.        Please disclose the percentage of stock that current officers and directors of EnerJex and current officers and directors of AgEagle will own following the merger, respectively.

Response:       We have added the relevant ownership percentage information.

13.        We note your disclosure that you were required to submit a plan to NYSE American of the actions you intend to take to regain compliance with the listing standards. Please disclose whether the exchange accepted your plan and what steps you are required to take to regain compliance. Similarly, revise your disclosure on page 67.

Response:       We have updated the NYSE American disclosure in accordance with the Staff’s comment. The NYSE informed the Company on December 22, 2017 that it had accepted its plan of compliance, which the Company must complete by April 19, 2019.

14.        We note your disclosure here that after the merger Mr. Chilcott will own approximately 49% of EnerJex common stock. We also note your disclosure on page 116 that Mr. Chilcott will own 56.4% of the EnerJex common stock. Please revise for consistency or advise.

Response:       We have revised Mr. Chilcott’s ownership percentages to make consistent, or to provide explanation of why ownership percentages are different based on the calculation presented.

15.        Please revise this section to discuss in greater detail how and when AgEagle was identified as a potential transaction partner and which party initiated discussions. Please clarify why the board determined to pursue the AgEagle transaction instead of the other alternatives referenced in this section.

Response:       We have revised the background section in accordance with the Staff’s comment.

16.        Please describe how the parties arrived at the amount and type of merger consideration. In addition, please disclose the dates and participants of important meetings related to the merger.

Response:       We have revised the merger background information in accordance with the Staff’s comments.

17.        Please refer to the second paragraph on page 44, including your reference to “discussions about a possible acquisition by merger of a privately held company that operates an agricultural drone business and in which an affiliate of the holder of the Company’s Series B Preferred Stock introduced and has an interest.” If such privately held company was AgEagle, please disclose the affiliate of the holder of your Series B Preferred Stock who has an interest in AgEagle and introduced the parties.

Response:       We have revised this section to list the name requested.

18.        Please disclose the calculations that resulted in the Net Asset Value of EnerJex and AgEagle of 11.7% and 88.3%, respectively.

Response:       We have revised the disclosure to include the calculations used by Northland to arrive at the Net Asset Value of EnerJex and AgEagle.

19.        If applicable, please quantify any fees payable to Northland and its affiliates relating to any material relationship that existed in the last two years between Northland and its affiliates and AgEagle and its affiliates. Refer to Item 1015(b)(4) of Regulation M-A.

Response:       We have revised the appropriate disclosure in accordance with the Staff’s comments.

20.        We note your disclosure here that you “may dispose of [your] principal assets.” On page 51, however, you state that at the time of closing of the merger, “all consolidated assets of EnerJex will have been disposed of and the corresponding debt and liabilities shall have either been extinguished or assigned to a third party.” We also note that your financial advisors assumed in their valuation analysis that you will be a shell company at the time of the merger. Please revise your disclosure here for consistency or advise.

Response:       We have revised the appropriate disclosure for consistency in accordance with the Staff’s comments.

21.        We note your reference to related party loans totaling $55,000 on pages 89 and 90. If required, please disclose these related party loans in this section. Refer to Item 404 of Regulation S-K.

Response:       We have revised the appropriate disclosure in accordance with the Staff’s comments.

22.        Please disclose in this section the unsecured loan in the principal amount of $150,000 from an affiliate referenced on page 70.

Response:       We have revised the disclosure to include the $150,000 unsecured loan.

23.        Please disclose the agreement with Camber Energy, Inc. referenced on page 155. Refer to Item 404 of Regulation S-K.

Response:       We have revised the appropriate disclosure in accordance with the Staff’s comments.

24.        Please revise to clarify whether customers purchase FarmLens directly from Agribotix or through AgEagle.

Response:       We have revised the disclosure in accordance with the Staff’s comments.

25.        We note your discussion of the decrease in revenues for the nine months ended September 30, 2017, and your statement that due to the uncertainty of new regulations from the FAA that were released, the launch of AgEagle’s sales of UAVs by Raven was delayed past the growing season, resulting in lower sales. If you are referring to the FAA rules that went into effect in August 2016, please clarify how this impacted sales in 2017.

Response:       We have revised the appropriate disclosure in accordance with the Staff’s comments.

26.        We note that this section includes several statements inapplicable to this merger transaction. For example, on page 91 you refer to “offering circular,” and on page 92 you reference “units being offered in this offering.” You also state that “[you] are currently pursuing this offering, in which [you] anticipate raising additional capital through the sale of [your] securities.” Please revise.

Response:       We have revised the disclosure in accordance with the Staff’s comments.

27.        We note your disclosure regarding an exclusive worldwide distribution agreement with Raven. On page 37, however, you refer to a non-exclusive distribution agreement with Raven. Please revise throughout your filing for consistency. We also note your statement that to maintain its exclusivity as a distributor, Raven is expected to attain certain sales thresholds. Please disclose these thresholds, or tell us why they are not material.

Response:       We have revised the disclosure in accordance with the Staff’s comments. The thresholds are no longer material as the agreement has been made non-exclusive by agreement of the parties.

28.        Please revise here and throughout your filing (including the notice to shareholders on page 3) to clarify the matters for which you are seeking shareholder approval under Proposal 1. For example, clarify whether you are seeking shareholder approval of the merger agreement, and if not, whether such approval is required. Please also clarify the “transactions contemplated” by the merger for which you seek approval as described under Proposal 1 in the notice to shareholders on page 3.

Response:       We have revised the information on proposal 1 in accordance with the Staff’s comment.

29.        Similarly, you describe Proposal 1 as seeking approval of “the issuance of shares to be issued in connection with a private placement offering (which offering is a condition to closing of the Merger.)” In the notice to shareholders on page 3, you reference seeking approval of “the issuance of EnerJex securities in connection with a private placement offering.” Please clarify the EnerJex securities issuances for which you are seeking shareholder approval, and provide all information required by Item 11 and Item 13 of Schedule 14A.

Response:       We have revised the disclosure to indicate we are seeking approval for the issuance of common stock to the AgEagle stockholders and issuance of securities on the private placement. The terms of the private placement have not been agreed to and we have disclosed the terms as they are known to date. With respect to the reference to Item 11 and Item 13 of Schedule 14A, we believe such information is contained in the S-4/Proposal as drafted.

30.        Please disclose the Exchange Ratio in this section, in the questions and answers on page 10, and on page 54 under “Merger Consideration.” In addition, please explain how “any changes in the number of shares of outstanding capital stock of either EnerJex or AgEagle, such as the awards to AgEagle advisor prior to the completion of the Merger,” would result in a change in the Exchange Ratio.

Response:       We have revised the disclosure to include the Exchange Ratio in accordance with the Staff’s comments. We have corrected the statement regarding the AgEagle shares, as this would not have an effect on the Exchange Ratio.

31.        In order to enhance an investors understanding of the separate events that will impact your financial statements, please explain in the introductory paragraph to the pro forma financial statements each of the material subsequent events that will occur either prior to or in connection with the closing of the merger. In this regard, we note from the front of the document that you are also voting on amendments to your Series A cumulative redeemable perpetual preferred stock, which includes the conversion of each preferred share to 10 common shares. In light of the fact that this is a vote separate from the merger transaction vote, please present this transaction in a separate column in the pro forma financial statements, rather than as an adjustment related to the merger transaction. Please revise accordingly.

Response:       We have revised the appropriate disclosure in accordance with the Staff’s comments.  We believe that the adjustment related to the conversion of the Series A Preferred stock is appropriate to present with the other adjustments for the merger transaction because such conversion is a condition to the closing of the merger and, if the merger does not close for any reason, the Series A Preferred shares proposal will not take effect and all terms of such security would remain the same.

32.        We note that the supplemental revised pro forma statements of operations are labeled for the nine months ended September 30, 2017. However, the historical information for both AgEagle Aerial Systems and EnerJex Resources appears to be from the historical financial statements for the nine months ended September 30, 2016. Please advise or revise accordingly.

Response:       We have revised the appropriate disclosure in accordance with the Staff’s comments, specifically, an error in the introductory paragraph to the Notes to the pro-forma. The historical financial information presented was for 2017 and 2016.

33.        Please also revise your disclosure to include next to each pro forma adjustment a referenced footnote that explains how each pro forma adjustment was calculated and determined, including all relevant assumptions used in such calculations. In this regard, for any adjustment that relates to an agreement, such as the November 2017 private placement with Alpha, and the Agribotix agreement, please revise to discuss the nature and terms of the agreement in the context of each applicable pro forma adjustment.

Response:       We have revised the appropriate disclosure in accordance with the Staff’s comments.

34.        We note that adjustment (E) is to remove and transfer oil and gas properties concurrently with the closing of the merger. It also appears that $4.5 million of debt will be extinguished in connection with the transfer of this property. Please explain to us and revise to disclose how this adjustment is factually supportable. In this regard, please revise to explain the nature of any agreement that has been finalized regarding this transfer.

Response:        We have revised the disclosure in the pro-forma notes to better explain the elimination of debt which would occur on the transfer of the underlying assets.  Specifically: EnerJex has had discussions with the lender of the $4,500,000 long term debt to forgive such debt in return for the transfer of the Company’s remaining oil gas assets to the lender. Such agreement if consummated at closing would eliminate the relevant assets, debt, retirement obligations and other liabilities associated with ownership of said assets.

35.        As necessary, please make conforming changes to your presentations on pages 23-25.

Response:       We have revised the disclosure to conform the changes in the pro forma statements.

36.        It does not appear that the total number of shares and the percentage of outstanding shares for directors, officers and beneficial owners as a group are correct based on the individual numbers and percentages listed in the table. Please revise or advise.

Response:       We have revised the disclosure to correct the footing error in accordance with the Staff’s comments.

37.        We note your disclosure that the table excludes (i) the conversion to common stock of EnerJex’s Series B and Series C Convertible Preferred Stock, (ii) the common stock that could be issuable upon the conversion of any additional issuances of EnerJex’s Series A Convertible Preferred Stock, and (iii) any additional shares of common stock or equity convertible into common stock issued in connection with funding provided prior to or concurrently with the closing of the Merger. For each of these items, please tell us why you have excluded such shares of common stock. Refer to Item 403 of Regulation S-K.

Response:       We have revised the appropriate disclosure in accordance with the Staff’s comments. The calculations now include the issuance of additional Series A Preferred shares, as that event has already occurred. We have not added the conversion of the remaining Series B and Series C preferred shares because we do not know at the current time whether the holder of those shares will ultimately convert its preferred shares into common stock. We have not included the shares issuable in connection with the $4 million funding as we do not yet know the terms, price or other conditions of that offering other than the fact that Alpha Capital Anstalt has committed to provided that funding at or before closing of the merger. We have, however, throughout the filing provided estimations of the shares of common stock that would be issuable upon the conversion of the Series B and C Preferred stock, and the issuance of shares in connection with the $4 million private placement, and the corresponding fully-diluted share ownership percentages of the current EnerJex shareholders and AgEagle shareholders.

38.        Please add the language required by Form S-4 that precedes the signatures of the officers and directors. Refer to the Form S-4 signatures section.

Response:       We have revised the signature page in accordance with the Staff’s comments.

39.        Please provide a tax opinion related to the material tax consequences discussed in the filing. Refer to Item 601(b)(8) of Regulation S-K. For additional guidance, please refer to Staff Legal Bulletin 19.

Response:       We do not believe a tax opinion should be required. The registrant’s shareholders are not required to approve the merger and we would contend that their decision to vote would be principally unrelated to whether this is tax-free or taxable transaction.

We acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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Please feel free to contact the undersigned at 954-991-5426 with any questions.

Very truly yours,

/s/ Joel D. Mayersohn

Cc: